Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2024

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Board is pleased to announce the unaudited consolidated interim results of the Company for the six months ended June 30, 2024, together with the comparative figures for the corresponding period in 2023. These interim results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

In the first half of 2024, the global macroeconomic environment was characterized by turbulence with persistent inflation, geopolitical tensions, and uneven recovery paths across regions, leading to cautious consumer and business sentiment as well as diminished expectations for a Federal Reserve rate cut. China’s economy continued to face challenges following a slower-than- anticipated post-pandemic recovery with a struggling real estate sector and weak domestic demand, despite government measures to stimulate growth and stabilize markets, resulting in passive investment sentiment among HNW investors. Domestic capital markets experienced significant volatility, particularly in the primary market, which continued to face hurdles due to intermittent policy restrictions, leading to a slowdown in exits and institutional fundraising activities. Further compounding the challenges for the wealth management market was the collapse of certain non- compliant wealth management companies involved in capital pooling and real estate assets, which also resulted in a stricter regulatory environment. These interconnected factors underscore the necessity for strategic adaptation and prudent decision-making by investors to navigate in this complex and evolving landscape.

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Amidst this challenging environment, the significant differences in economic conditions and interest rate landscapes between onshore and offshore markets seen earlier this year have persisted, with Chinese HNW individuals continuing to adopt a more cautious approach to their asset allocation strategies, prioritizing asset liquidity, security and global diversification across both their wealth portfolio and business operations. Our early strategic decision to exit domestic residential real estate in 2016, coupled with our ability to navigate difficult market conditions, has strengthened our industry position over the past year, especially as other firms continue to grapple with the aftermath of the real estate crisis and defaults on non-standardized single-counterparty private credit products. Meanwhile, with the slowdown in global institutional fundraising, global fund managers are also increasingly turning to underserved private wealth channels to fuel primary market fundraising. Having dutifully served these clients onshore for decades, we have earned their long-term trust and developed a deep understanding of their backgrounds and needs which uniquely positions us to guide them as they expand their horizons overseas. Our personalized service model, combined with expanding portfolio of global products, provides us with a significant competitive advantage.

Our semi-annual Chief Investment Officer (“CIO”) office report reflects such latest asset allocation advice, encouraging clients to develop a thorough understanding of the global political, economic, industry and technological forces shaping markets to enhance their investment decision-making. Client and employee education is essential for optimizing wealth management strategies, as wealth creation, management and inheritance are deeply interconnected and require strategic asset allocation to ensure long-term success across generations.

As a leading private wealth manager recognized for our expertise in alternative investments and our extensive network of Chinese professional investors, these trends present enormous growth opportunities for us. While the turbulent macroeconomic environment continues to impact our onshore business over the short term, we are actively repositioning ourselves overseas in this new market environment to generate sustainable long-term growth. We recognize that these strategic investments in overseas expansion and global product portfolio will take additional time to mature in the near term, but we remain confident that we are on the right track to solidifying our position as the leading wealth and asset management partner for Mandarin-speaking HNW investors worldwide.

We are deeply committed to upholding the highest corporate governance standards, a commitment reflected in our recent changes to the Board. The appointment of Mr. David Zhang as a non- executive Director under the Hong Kong Listing Rules and as an independent Director under the rules and regulations of the New York Stock Exchange, along with Ms. Xiangrong Li as an independent Director, infuses our Board with fresh perspectives and diverse expertise, strengthening our governance framework. With Mr. Zhang’s extensive legal experience in securities offerings and mergers & acquisitions, and Ms. Li’s strong background in accounting and financial management, we are confident that their contributions will be invaluable in guiding our strategic direction. By regularly rotating directors, we ensure that our Board remains dynamic, adaptable and well-equipped to navigate an evolving business landscape while maintaining robust oversight of our financial operations and adherence to best practices.

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We are dedicated to enhancing shareholder value as reflected in the capital management and shareholder return policy approved by the Board in November 2023, which allocates up to 50% of our annual non-GAAP net income attributable to the Shareholders of the preceding financial year towards a corporate actions budget which serves various purposes, including dividend distribution and share repurchases. Despite challenging market conditions, we maintain a strong and clean balance sheet and recently paid out (i) a final dividend of RMB509.0 million (approximately US$71.7 million) from the corporate actions budget equivalent to 50% of our non-GAAP net income attributable to Shareholders in 2023 and (ii) a special dividend of RMB509.0 million (approximately US$71.7 million) from our accumulated return surplus cash from the years prior to 2023, underscoring our unwavering commitment to prioritizing shareholder interests and delivering sustained returns, which positions us as an attractive option for investors seeking both growth potential and consistent returns in the wealth management sector. This substantial distribution not only reflects our robust liquidity position but also demonstrates our confidence in long-term growth prospects as we expand our footprint globally. We will maintain this shareholder-friendly approach and plan to propose distribution of dividends annually moving forward.

FINANCIAL HIGHLIGHTS

During the Reporting Period, our financial performance faced major challenges from both domestic and oversea macroenvironment as well as our ongoing internal structure transformation. Our net revenue for the six months ended June 30, 2024 was RMB1,265.4 million, representing a 27.5% decrease compared to the corresponding period in 2023, mainly due to a decline in distribution of insurance products. Our net income attributable to the Shareholders decreased by 58.7% from RMB559.6 million for the six months ended June 30, 2023 to RMB231.3 million for the six months ended June 30, 2024. Similarly, our Non-GAAP net income attributable to the Shareholders fell by 51.6% from RMB552.6 million during the same period last year to RMB267.2 million for the Reporting Period, mainly due to reduced net revenues and cost pressure from employee compensation and benefits.

Despite the challenges, we remain committed to investing in the oversea market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Mandarin-speaking clients abroad. The transaction value of oversea products we distributed increased by 49.3% from RMB10.9 billion for the six months ended June 30, 2023 to RMB16.3 billion for the Reporting Period. Additionally, our AUM for oversea products grew by 14.3% from RMB34.2 billion as of June 30, 2023 to RMB39.1 billion as of June 30, 2024.

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Non-GAAP Financial Measures

	For the Six Months Ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	Change (%)
	(RMB in thousands, except percentages)
Total revenues	1,754,236	1,274,843	(27.3)%
Net revenues	1,745,230	1,265,389	(27.5)%
Income from operations	628,302	255,501	(59.3)%
Income before taxes and income from equity in affiliates	710,194	372,441	(47.6)%
Net income	555,631	235,556	(57.6)%
Net income attributable to the shareholders of the Company	559,638	231,278	(58.7)%

Non-GAAP Financial Measures
Net income attributable to the shareholders of the Company	559,638	231,278	(58.7)%
Add: share-based compensation expense	(9,244)	58,479	N/A
Add: settlement expense (reversal)	–	(11,476)	N/A
Less: tax effect of adjustments	(2,239)	11,061	N/A
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	552,633	267,220	(51.6)%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses (reversal) and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

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When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

As a leading HNW wealth management service provider with global asset management capabilities, we strive to deliver exceptional asset allocation and comprehensive services to Mandarin-speaking HNW individuals and institutions by connecting them with top asset managers around the world. At the core of our business is a deep understanding of our clients’ needs, a commitment to the “client-centricity” principle, and a prudent approach towards investments and product selection. We firmly believe that returns on wealth management and investment reflect perceptions of the future as well as our ability to bridge the gap between perception and reality, which in turn requires us to constantly refine our critical decision-making capabilities.

During the Reporting Period, our HNW clients continued to adopt a more cautious approach, prioritizing asset liquidity, security, and global diversification. Strategically, we continued to invest in overseas products and services to cater for client demand. We are assisting clients in building resilient portfolios by offering asset security and diversification, insurance products, defensive-driven strategies, and multi-regional wealth management services, while also carefully selecting products that provide cross-cycle growth opportunities. As market volatility intensifies, this strategic approach is resonating with clients, reinforcing their confidence in our ability to safeguard their wealth and underscoring our leadership in global wealth management.

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During the first half of 2024, we made significant progress in expanding our global footprint and product offerings. Although our overseas revenue decreased by 18.1% due to reduced carry income and insurance revenues, our recurring management fees grew by 7.2% from the same period last year, reflecting a higher proportion of fee-generating AUM in USD products. We raised US$338 million for overseas private equity, private credit and other primary market funds, representing a significant 40.2% year-over-year increase. These long-duration products generate a sustainable recurring stream of management fees, which will be a strategic priority for us going forward. AUM for overseas products reached US$5.4 billion, a 14.3% increase from the same period last year, now accounting for 25.4% of our total AUM, up from 21.8% for the same period last year. Overseas AUA, which includes third-party distributed products, increased to US$8.5 billion, as we continued to enhance the competitiveness of our overseas investment offerings by expanding coverage of top- tier global general partners and fund managers, while at the same time launching our own actively managed venture capital fund of funds and U.S. real estate products. In addition, to increase our influence and wallet share among overseas clients, we are expanding our international relationship management team with 113 members currently onboard, including 102 based in Hong Kong and 11 in Singapore. Active overseas clients increased by 62.8% compared to the same time period last year, driven by our continued investment in expanding our global product portfolio and distribution network. We have successfully launched corporate secretarial and real estate brokerage services in Dubai, UAE to assist our entrepreneurial clients in expanding their businesses overseas, with plans to introduce similar services in Japan and other markets. At the same time, we are in the process of establishing our Japanese subsidiary which is expected to be completed by year-end as we continue exploring opportunities in other global hubs. We aim to continue actively exploring opportunities in various global financial hubs to provide enhanced value-added services to our existing clients seeking to expand businesses and allocate assets overseas, and target local Mandarin-speaking clients.

Domestically, our goal remains to stabilize operations and ensure full compliance with evolving regulatory requirements. We are nearing the completion of streamlining our branch network, reducing the total number from 75 to 15 since early last year, allowing us to further decrease overhead expenses while focusing resources to be allocated to key hub cities. We remain firmly committed to reducing fixed costs and optimizing mid and back-office personnel costs to enhance operational efficiency. To better navigate the evolving regulatory landscape for wealth management, improve client resource allocation and seize cross-selling opportunities, we have invested substantial time and effort in refining our client service model. As part of this initiative, we are establishing a dedicated business development and client solutions unit responsible for client acquisition, KYC and asset allocation advisory services. This unit will also collaborate with other business units to ensure each business unit remains well-informed of evolving client needs. Going forward, each business unit will be responsible for delivering product and service solutions and executing transactions. While we expect this transition to take a few quarters to fully implement and will continue to temporarily impact operations onshore, it will significantly enhance our client service quality once completed.

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Wealth Management Business

During the Reporting Period, we generated total revenue of RMB881.8 million from our wealth management business, representing a 34.0% decrease from RMB1,336.7 million in the first half of 2023, mainly due to (i) a 44.1% decrease in total revenue generated from one-time commissions from RMB579.5 million for the six months ended June 30, 2023 to RMB324.1 million for the six months ended June 30, 2024, primarily due to reduced distribution of insurance products; (ii) a 15.6% decrease in total revenue generated from recurring service fees from RMB570.5 million for the six months ended June 30, 2023 to RMB481.5 million for the six months ended June 30, 2024, primarily due to less service fees from private secondary products associated with declining AUM in mainland China; (iii) a 85.7% decrease in total revenue generated from performance-based income from RMB77.3 million for the six months ended June 30, 2023 to RMB11.1 million for the six months ended June 30, 2024, primarily due to less performance-based income generated from offshore private equity products; and (iv) a 40.5% decrease in total revenue generated from other service fees from RMB109.4 million for the six months ended June 30, 2023 to RMB65.1 million for the six months ended June 30, 2024, primarily due to a reduction in value-added services provided to our clients. In the first half of 2024, we achieved an aggregate transaction value of RMB33.3 billion for the different types of investment products that we distributed, representing a 5.4% decrease compared to the six months ended June 30, 2023, mainly due to less mutual fund and private secondary product distributions.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB373.3 million from our asset management business, representing a 4.3% decrease compared to the six months ended June 30, 2023, mainly due to (i) a 3.1% decrease in recurring service fees in the first half of 2024 compared to the corresponding period in 2023, primarily due to a decrease in recurring service fees generated from RMB private equity products; and (ii) a 9.2% decrease in performance-based income in the first half of 2024 compared to the corresponding period in 2023, resulting from a decrease in income generated from offshore private equity products. Despite these challenges, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Gopher Capital GP Ltd., a wholly-owned subsidiary of the Company, our AUM remained largely stable at RMB154.0 billion as of June 30, 2024, with a slight decrease of 1.8% compared to RMB156.9 billion as of June 30, 2023, among which our overseas AUM reached RMB39.1 billion, representing an increase of 14.3% compared to the six months ended June 30, 20231, primarily driven by our expanded coverage of top-tier global general partners and hedge fund managers, as well as new fundraising of our actively managed USD products.

As of June 30, 2024, we maintained a sound capital structure with total assets of RMB12.5 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, Insurance Ordinance, and Trustee Ordinance, among others.

1            After foreign exchange adjustments.

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Business Outlook

Looking ahead, we expect the global macroeconomic environment to remain challenging during the second half of 2024. China’s economy is currently grappling with several significant challenges, including subdued consumer spending, ongoing issues in the real estate sector, and underperforming capital markets that are limiting number of initial public offerings (IPOs) and slowing the pace of primary market portfolio exits. In response to these challenges, we are advising clients seeking overseas exposure to invest RMB into Qualified Domestic Institutional Investor (QDII) products to gain exposure to global markets and returns. To serve this demand, we have onboarded all major QDII mutual fund products onto our Fund Smile platform and recently launched a number of self-managed global market discretionary products through Gopher Asset Management. Additionally, we are extending partnerships with distributors of Qualified Domestic Limited Partnership (QDLP) products to expand our offerings of high-quality overseas assets available for RMB investment.

Globally, with the Federal Reserve expected to begin cutting interest rates during the second half of 2024, we anticipate a gradual increase in client interest in alternative investment products as they shift their assets allocation away from cash management products and deposits. Known for our expertise and ability in offering to our clients alternative investments on a global scale, we are well-positioned to capitalize on this opportunity to grow our USD investment product AUA. To better serve our Mandarin-speaking clients worldwide, we will continue to expand our relationship manager team with a target to onboard 200 in the short term and 300 in the medium term, while increasing our presence in key international markets such as Southeast Asia, North America and Europe.

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MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

We derive revenues from three business segments: wealth management, asset management and other services.

	For the Six Months Ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	Change (%)

	(RMB in thousands, except percentages)
Revenues:
Wealth management business:
One-time commissions	579,474	324,061	(44.1)%
Recurring service fees	570,522	481,518	(15.6)%
Performance-based income	77,330	11,082	(85.7)%
Other service fees	109,358	65,093	(40.5)%
Total revenue for wealth management business:	1,336,684	881,754	(34.0)%

Asset management business:
One-time commissions	2,496	44	(98.2)%
Recurring service fees	353,046	342,010	(3.1)%
Performance-based income	34,388	31,218	(9.2)%
Total revenue for asset management business	389,930	373,272	(4.3)%

Other businesses:
Other service fees	27,622	19,817	(28.3)%
Total revenue for other business	27,622	19,817	(28.3)%

Total revenues	1,754,236	1,274,843	(27.3)%

Our total revenue decreased by 27.3% from RMB1,754.2 million for the six months ended June 30, 2023 to RMB1,274.8 million for the six months ended June 30, 2024. The decrease in total revenues was primarily due to a decrease in distribution of insurance products and less performance-based income from private equity products.

Wealth Management Business

For the wealth management business, our total revenue decreased by 34.0% from RMB1,336.7 million for the six months ended June 30, 2023 to RMB881.8 million for the six months ended June 30, 2024. Our transaction value decreased by 5.4% from RMB35.2 billion for the six months ended June 30, 2023 to RMB33.3 billion for the six months ended June 30, 2024:

•	Total revenue from one-time commissions decreased by 44.1% from RMB579.5 million for the six months ended June 30, 2023 to RMB324.1 million for the six months ended June 30, 2024, primarily due to decreases in distribution of insurance products.

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•	Total revenue from recurring service fees decreased by 15.6% from RMB570.5 million for the six months ended June 30, 2023 to RMB481.5 million for the six months ended June 30, 2024, primarily due to less service fees charged from fund managers or funds under our advisory.

•	Total revenue from performance-based income decreased by 85.7% from RMB77.3 million for the six months ended June 30, 2023 to RMB11.1 million for the six months ended June 30, 2024, primarily due to less performance-based income generated from offshore private equity products.

•	Total revenue from other service fees decreased by 40.5% from RMB109.4 million for the six months ended June 30, 2023 to RMB65.1 million for the six months ended June 30, 2024, primarily due to less value-added services that we provided to our clients.

Asset Management Business

For the asset management business, our total revenue decreased by 4.3% from RMB389.9 million for the six months ended June 30, 2023 to RMB373.3 million for the six months ended June 30, 2024. Gopher’s AUM remained stable at RMB154.0 billion as of June 30, 2024 compared to RMB154.6 billion as of December 31, 2023, and showed a slight decrease of 1.8% from RMB156.9 billion as of June 30, 2023:

•	Total revenue from one-time commissions decreased by 98.2% from RMB2.5 million for the six months ended June 30, 2023 to RMB44,000 for the six months ended June 30, 2024, mainly due to a decrease in income generated from RMB private equity products.

•	Total revenue from recurring service fees slightly decreased by 3.1% from RMB353.0 million for the six months ended June 30, 2023 to RMB342.0 million for the six months ended June 30, 2024, which aligned with our AUM trend.

•	Total revenue from performance-based income decreased by 9.2% from RMB34.4 million for the six months ended June 30, 2023 to RMB31.2 million for the six months ended June 30, 2024, primarily due to decreases generated from offshore private equity products.

Other Businesses

For other businesses, our total revenue was RMB19.8 million for the six months ended June 30, 2024, representing a 28.3% decrease from RMB27.6 million for the six months ended June 30, 2023, primarily due to our continuous wind-down of our lending business.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance- based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

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	For the Six Months Ended June 30,
	2023 (Unaudited)	2024 (Unaudited)	Change (%)

	(RMB in thousands)
Wealth management	827,500	747,550	(9.7)%
Asset management	203,905	201,272	(1.3)%
Other businesses	85,523	61,066	(28.6)%

Total operating costs and expenses	1,116,928	1,009,888	(9.6)%

Our operating costs and expenses decreased by 9.6% from RMB1,116.9 million for the six months ended June 30, 2023 to RMB1,009.9 million for the six months ended June 30, 2024. The decrease in operating costs and expenses was primarily driven by cost control measures implemented.

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 9.7% from RMB827.5 million for the six months ended June 30, 2023 to RMB747.6 million for the six months ended June 30, 2024, primarily due to less selling expenses incurred in the first half of 2024.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 1.3% from RMB203.9 million for the six months ended June 30, 2023 to RMB201.3 million for the six months ended June 30, 2024.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2024 were RMB61.1 million, representing a 28.6% decrease from RMB85.5 million for the six months ended June 30, 2023, primarily due to our continuous winding-down of our lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 9.2% from RMB755.2 million for the six months ended June 30, 2023 to RMB685.8 million for the six months ended June 30, 2024.

For the wealth management business, our compensation and benefits decreased by 8.7% from RMB591.9 million in for the six months ended June 30, 2023 to RMB540.3 million for the six months ended June 30, 2024. For the six months ended June 30, 2024, our relationship manager compensation decreased by 17.9% compared to the six months ended June 30, 2023, aligning with the decreases in one-time commissions. Our other compensation increased by 2.0% compared to the six months ended June 30, 2023, mainly due to increases in share-based compensation.

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For the asset management business, our compensation and benefits decreased by 15.0% from RMB146.0 million for the six months ended June 30, 2023 to RMB124.1 million for the six months ended June 30, 2024, primarily due to our cost control strategy over employee headcounts.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities.

For the wealth management business, our selling expenses decreased by 42.1% from RMB156.9 million for the six months ended June 30, 2023 to RMB90.9 million for the six months ended June 30, 2024, primarily due to declining number of client events hosted.

For the asset management business, our selling expenses decreased by 42.5% from RMB42.1 million for the six months ended June 30, 2023 to RMB24.2 million for the six months ended June 30, 2024, primarily due to less marketing activities.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others.

For the wealth management business, our general and administrative expenses increased by 27.5% from RMB76.2 million for the six months ended June 30, 2023 to RMB97.2 million for the six months ended June 30, 2024, primarily due to more depreciation expense incurred relating to our new headquarter which was in use since May 2023.

For the asset management business, our general and administrative expenses increased by 42.7% from RMB23.1 million for the six months ended June 30, 2023 to RMB33.0 million for the six months ended June 30, 2024, primarily due to more legal expenses incurred in the first half of 2024.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets.

For the wealth management business, our provision for credit losses for the six months ended June 30, 2024 was RMB4.7 million, while reversal of credit losses was RMB2.9 million for the six months ended June 30, 2023, primarily due to accrual of allowance for accounts receivable relating to certain funds.

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For the asset management business, our provision for credit losses for the six months ended June 30, 2024 was RMB0.9 million, while reversal of credit losses was RMB0.9 million for the six months ended June 30, 2023. The majority of such provision for the six months ended June 30, 2024 were accrued for receivables accounts related to several private equity products.

For other business, our reversal of credit losses for the six months ended June 30, 2024 was RMB6.0 million, while reversal of credit losses was RMB1.7 million for the six months ended June 30, 2023. The reversal of credit losses for the six months ended June 30, 2024 were related to our periodic assessment on expected collection of our loan receivables.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees.

For the wealth management business, our other operating expenses increased by 43.7% from RMB16.6 million for the six months ended June 30, 2023 to RMB23.8 million for the six months ended June 30, 2024, primarily driven by higher costs relating to various expenditures of trust business.

For the asset management business, our other operating expenses increased significantly from RMB1.5 million for the six months ended June 30, 2023 to RMB23.5 million for the six months ended June 30, 2024, primarily due to a one-off expense Gopher paid to one of its funds as general partner.

For other business, our other operating expenses decreased by 68.1% from RMB49.8 million for the six months ended June 30, 2023 to RMB15.9 million for the six months ended June 30, 2024, primarily due to our continuous winding-down of our lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses.

For the wealth management business, our government subsidies decreased by 16.5% from RMB11.2 million for the six months ended June 30, 2023 to RMB9.3 million for the six months ended June 30, 2024, primarily due to a reduction in government subsidies received from local governments in the first half of 2024.

For the asset management business, our government subsidies decreased by 43.5% from RMB7.9 million for the six months ended June 30, 2023 to RMB4.4 million for the six months ended June 30, 2024, primarily due to a reduction in government subsidies received from local governments in the first half of 2024.

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Income from Operations

As a result of the foregoing, our income from operation decreased by 59.3% from RMB628.3 million for the six months ended June 30, 2023 to RMB255.5 million for the six months ended June 30, 2024.

Other Income

Our total other income increased by 42.8% from RMB81.9 million for the six months ended June 30, 2023 to RMB116.9 million for the six months ended June 30, 2024. The increase in other income was primarily attributable to increases in interest income.

Income from Equity in Affiliates

Our loss from equity in affiliates was RMB53.9 million for the six months ended June 30, 2024, compared with income from equity in affiliates of RMB5.2 million for the six months ended June 30, 2023. The loss was primarily due to a decrease in fair value of the funds that Gopher manages.

Net Income

As a result of the foregoing, our net income decreased by 57.6% from RMB555.6 million for the six months ended June 30, 2023 to RMB235.6 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the six months ended June 30, 2024 was for operating, investing and financing activities. As of June 30, 2024, we had RMB4,604.9 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2024, our cash and cash equivalents of RMB23.0 million was held by the consolidated funds, which although not legally restricted, is not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2024.

14

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of June 30, 2024, we did not pledge any assets (as of December 31, 2023: nil).

Future Plans for Material Investments or Capital Asset

As of June 30, 2024, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2024, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 22.0% (as of December 31, 2023: 17.8%).

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2024, 90.6% of the balance of our accounts receivable was within one year (as of December 31, 2023: 93.8%).

Accounts Payable

As of June 30, 2024, the Group had no trade payables (as of December 31, 2023: nil).

15

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of June 30, 2024, we had contingent liabilities of RMB475.8 million in relation to the unsettled Camsing Incident (as defined hereinafter) (as of December 31, 2023: RMB482.8 million). For further details, please refer to Note 8 to the condensed consolidated financial statements in this announcement.

Save as disclosed above, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2024.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB34.7 million for the six months ended June 30, 2024 (for the six months ended June 30, 2023: RMB157.6 million). Such decrease was primarily due to most of our renovation and upgrade of our headquarter were completed in 2023. As of June 30, 2024, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2023: nil).

16

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2024 (as of December 31, 2023: nil).

Employees and Remuneration

As of June 30, 2024, the Company had a total of 2,222 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2024:

Function	Number of Employees	% of Total
Mainland China
Public securities	330	14.9
Insurance	156	7.0
Private equity	240	10.8
Others	22	1.0

Oversea
Wealth management	233	10.5
Asset management	48	2.2
Online business	57	2.6

Headquarter
Business development	669	30.1
Middle and back office support	467	21.0

Total	2,222	100.0

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes during the Reporting Period.

17

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Management Control Measures on Material Non-Public Information and Policy on Prohibition of Insider Dealing of the Company (the “Code”), with terms no less exacting than the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Code during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period. As of June 30, 2024, the Company did not hold any treasury shares.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. There has been no change in the intended use of net proceeds as previously disclosed in the Prospectus and the Company has utilized certain net proceeds and expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of June 30, 2024, the Group had utilized the net proceeds as set out in the table below:

				Utilized
			Utilized	amount for the	Utilized	Unutilized	Expected
			amount as of	six months	amount as of	amount as of	time frame
	% of use		January 1,	ended June 30,	June 30,	June 30,	for unutilized
Purpose	of proceeds	Net proceeds	2024	2024	2024	2024	amount
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Fund the further development of our wealth management business	35%	110.5	40.9	24.3	65.2	45.3	by the end of 2024
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	–	–	–	63.1	by the end of 2025(1)
Fund the investment in our in-house technology across all business lines	10%	31.6	6.4	15.2	21.6	10.0	by the end of 2024
Fund our overseas expansion	10%	31.6	14.2	12.1	26.3	5.3	by the end of 2024
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	9.7	8.7	18.4	13.2	by the end of 2024

Total	100%	315.6	118.5	60.3	178.8	136.9

Notes:	(1)	As of the date of this announcement, there has been a delay in the expected timeline for certain uses of proceeds compared to the implementation plan as disclosed in our annual report for the year ended December 31, 2023. Such delay in use of proceeds is not material and mainly shown above as the delay in the expected time frame to fully use the portion of the net proceeds to fund the selective pursuit of potential investments as the Company considered it took longer time than expected to identify suitable investment targets.

	(2)	The sum of the data may not add up to the total due to rounding.

As of June 30, 2024, all the unutilized net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Material Litigation

As of June 30, 2024, 44 investors’ legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claim amount over RMB149.0 million were still pending. As of the date of this announcement, the management of the Group has assessed, based on the Group’s PRC legal adviser’s advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings. For further details, please refer to Note 8 to the condensed consolidated financial statements in this announcement.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment was related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”), a subsidiary of the Company. The First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”) in the judgment. For further details, please refer to the Company’s announcement dated December 12, 2022.

In late March 2024, the Group received a judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Ruling. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Ruling prior to the issuance of the Appellate Judgment, the ruling in the Appellate Judgment is not expected to materially affect the Group’s overall financial position in comparison to its financial position prior to the issuance of the Appellate Judgment. Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company held the same view as before that the claim of the Plaintiff is without merit and is unfounded. The Company has applied for a retrial to the Supreme People’s Court of the PRC with respect to the ruling in the Appellate Judgment and vigorously defended against the civil claim from the Plaintiff. As of the date of this announcement, the Company is awaiting a ruling for the retrial from the Supreme People’s Court of the PRC.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2024, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Plan

Reference is made to the Company’s announcement dated May 24, 2024 in relation to the settlement plan for the Camsing Incident. While the Company believes it has solid legal grounds to defend any legal claims from the affected clients in the Camsing Incident, as a gesture of goodwill and to avoid distractions to its management and to minimize potential legal costs, the Company voluntarily offered an ex gratia settlement (the “Offer”) to clients affected by the Camsing Incident, where those who accepted the Offer will receive RSUs convertible into the Shares upon vesting. The Company shall issue relevant Shares upon vesting of RSUs to the remaining clients subject to the settlement pursuant to the issuance mandate granted by the Shareholders at the annual general meeting held on June 12, 2023 and, where applicable, any subsequently renewed or refreshed issuance mandate granted by the Shareholders from time to time.

During the Reporting Period and up to the date of this announcement, six out of the remaining 223 affected clients had accepted the Offer, and the Company granted a total of 45,162 RSUs involving 451,620 Shares (represented by 90,324 ADSs) to these clients, of which 18,065 RSUs involving 180,648 Shares (represented by 36,130 ADSs) have vested.

Events after the Reporting Period

There were no significant events that might adversely affect the Group after June 30, 2024 and immediately before the date of this announcement.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

Review of the Interim Results

The Audit Committee has reviewed the unaudited interim results of the Group for the six months ended June 30, 2024. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our condensed consolidated financial statements for the six months ended June 30, 2024 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The interim report for the six months ended June 30, 2024 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched to the Shareholders and made available for review on the same websites in due course.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Six Months Ended June 30,
	Notes	2023 RMB	2024 RMB	2024 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions		570,092	313,149	43,091
Recurring service fees		369,063	306,634	42,194
Performance-based income		7,758	10,043	1,382
Other service fees		136,980	84,910	11,684

Total revenues from others		1,083,893	714,736	98,351
Revenues from funds Gopher manages
One-time commissions		11,878	10,956	1,508
Recurring service fees		554,505	516,894	71,127
Performance-based income		103,960	32,257	4,439
Total revenues from funds Gopher manages		670,343	560,107	77,074

Total revenues	3	1,754,236	1,274,843	175,425
Less: VAT related surcharges and other taxes		(9,006)	(9,454)	(1,301)

Net revenues		1,745,230	1,265,389	174,124
Operating cost and expenses:
Compensation and benefits Relationship manager compensation		(329,039)	(275,800)	(37,951)
Other compensations		(426,169)	(409,995)	(56,417)

Total compensation and benefits		(755,208)	(685,795)	(94,368)
Selling expenses		(208,672)	(124,222)	(17,094)
General and administrative expenses		(109,683)	(151,018)	(20,781)
Reversal of credit losses		5,478	428	59
Other operating expenses, net		(67,875)	(63,153)	(8,690)
Government subsidies		19,032	13,872	1,909

Total operating cost and expenses		(1,116,928)	(1,009,888)	(138,965)

Income from operations		628,302	255,501	35,159

		Six Months Ended June 30,
	Notes	2023 RMB	2024 RMB	2024 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income:
Interest income		74,072	88,772	12,215
Investment (loss) income		(17,559)	15,585	2,145
Other income		25,379	1,017	152
Reversal of settlement expenses	7	–	11,476	1,579

Total other income		81,892	116,940	16,091

Income before taxes and income from equity in affiliates		710,194	372,441	51,250
Income tax expense	4	(159,793)	(82,943)	(11,413)
Income (loss) from equity in affiliates		5,230	(53,942)	(7,423)

Net income		555,631	235,556	32,414
Less: net (loss) income attributable to non-controlling interests		(4,007)	4,278	589

Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		559,638	231,278	31,825

Net income per share:
Basic	5	1.61	0.66	0.09
Diluted		1.61	0.66	0.09
Weighted average number of shares used in computation:
Basic		347,340,180	350,183,620	350,183,620
Diluted		347,494,780	350,816,527	350,816,527

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in Thousands)

	Six Months Ended June 30,
	2023 RMB	2024 RMB	2024 US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	555,631	235,556	32,414
Other comprehensive income, net of tax Foreign currency translation adjustments	123,918	82,683	11,378

Total other comprehensive income, net of tax	123,918	82,683	11,378

Comprehensive income	679,549	318,239	43,792
Less: comprehensive (loss) income attributable to non-controlling interests	(4,189)	3,018	415

Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders	683,738	315,221	43,377

The accompanying note is an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

			As of
	Notes	December 31, 2023 RMB	June 30, 2024 RMB	June 30, 2024 US$
		(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		5,192,127	4,604,946	633,662
Restricted cash		154,433	4,574	629
Short-term investments		379,456	1,287,400	177,152
Accounts receivable, net	6	503,978	429,417	59,090
Amounts due from related parties, net		393,891	444,937	61,225
Loans receivable, net		286,921	207,122	28,501
Other current assets		206,250	226,332	31,145

Total current assets		7,117,056	7,204,728	991,404

Long-term investments		810,484	742,322	102,147
Investment in affiliates		1,526,544	1,445,356	198,888
Property and equipment, net		2,482,199	2,416,072	332,462
Operating lease right-of-use assets, net		139,019	102,301	14,077
Deferred tax assets		431,494	400,401	55,097
Other non-current assets		178,582	155,825	21,442

Total Assets		12,685,378	12,467,005	1,715,517

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		564,096	346,543	47,686
Income tax payable		89,694	76,318	10,502
Deferred revenues		72,824	73,857	10,163
Dividend payable	10	–	1,018,000	140,082
Contingent liabilities	8	482,802	475,777	65,469
Other current liabilities		681,802	420,527	57,866

Total current liabilities		1,891,218	2,411,022	331,768

Deferred tax liabilities		262,404	245,609	33,797
Operating lease liabilities, non-current		76,533	55,043	7,574
Other non-current liabilities		27,660	24,980	3,437

Total Liabilities		2,257,815	2,736,654	376,576

			As of
	Notes	December 31, 2023 RMB	June 30, 2024 RMB	June 30, 2024 US$
		(Audited)	(Unaudited)	(Unaudited)
Contingencies	8
Shareholders’ equity:
Ordinary shares[1] (US$0.00005 par value): 1,000,000,000 shares authorized, 328,034,660 shares issued and 326,307,330 shares outstanding as of December 31, 2023 and 1,000,000,000 shares authorized, 330,686,753 shares issued and 329,030,418 shares outstanding as of June 30, 2024		110	111	15
Additional paid-in capital		3,798,662	3,858,175	530,903
Retained earnings		6,436,946	5,650,224	777,497
Accumulated other comprehensive income		74,616	158,559	21,818

Total Noah Holdings Private Wealth And Asset Management Limited shareholders’ equity		10,310,334	9,667,069	1,330,233
Non-controlling interests		117,229	63,282	8,708

Total Shareholders’ Equity		10,427,563	9,730,351	1,338,941

Total Liabilities and Shareholders’ Equity		12,685,378	12,467,005	1,715,517

Note 1: Results have been retroactively adjusted to reflect the 1-for-10 Share Subdivision effective on October 27, 2023. See Note 2 for details.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (together, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Preparation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

The resolution of Share Subdivision (as defined below) was duly passed by the Company’s shareholders as ordinary resolution by way of poll at the Extraordinary General Meeting held on October 26, 2023. Upon the effectiveness of the resolution, each of the issued and unissued ordinary shares of par value of US$0.0005 each was hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Company’s memorandum and articles of association and have the same rights and privileges and be subject to the same restriction as the shares of the Company in issue prior to the Share Subdivision. (“Share Subdivision”).

As a result of the Share Subdivision, all share amounts and per share amounts disclosed in this Interim Results Announcement have been adjusted to reflect the Share Subdivision on a retroactive basis in all periods presented.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long- term investments, impairment of long-lived assets, determination of the incremental borrowing rates used for operating lease liabilities and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar” or “US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the unaudited condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.2672 on June 30, 2024, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

Revenues by source consist of the following:

	Six Months Ended June 30, (Amount in Thousands)
	2023 RMB	2024 RMB
	(Unaudited)	(Unaudited)
One-time commissions	581,970	324,105
Recurring service fees	923,568	823,528
Performance-based income	111,718	42,300
Other service fees	136,980	84,910
Lending services	11,292	2,656
Other services	125,688	82,254

Total revenues	1,754,236	1,274,843

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30, (Amount in Thousands)
	2023 RMB	2024 RMB
	(Unaudited)	(Unaudited)
Revenue recognized at a point in time	801,798	435,683
Revenue recognized over time	952,438	839,160

Total revenues	1,754,236	1,274,843

Revenues by geographical location:

	Six Months Ended June 30, (Amount in Thousands)
	2023 RMB	2024 RMB
	(Unaudited)	(Unaudited)
Mainland China	1,039,337	689,454
Others	714,899	585,389

Total revenues	1,754,236	1,274,843

3.	Revenues (continued)

Revenues by product types is analyzed as follows:

	Six Months Ended June 30,
	2023 RMB	2024 RMB
	(Unaudited)	(Unaudited)
Mainland China:
Public securities products[1]	309,004	237,891
Private equity products	451,208	393,596
Insurance products	236,745	30,616
Others	42,380	27,351
Subtotal	1,039,337	689,454

Overseas:
Investment products[2]	323,913	266,757
Insurance products	292,623	250,799
Online business[3]	3,271	12,385
Others	95,092	55,448
Subtotal	714,899	585,389

Total revenues	1,754,236	1,274,843

Note 1:	Includes mutual funds and private secondary products.

Note 2:	Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

Note 3:	Includes money market mutual fund products, securities brokerage business.

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

The tax expense comprises:

	Six Months Ended June 30,
	2023 RMB	2024 RMB
	(Unaudited)	(Unaudited)
Current Tax	182,665	69,177
Deferred Tax	(22,872)	13,766

Total	159,793	82,943

Effective income tax rate	22.50%	22.27%

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to- date ordinary income.

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders – basic and diluted	559,638	231,278

Weighted average number of ordinary shares outstanding – basic	347,340,180	350,183,620
Plus: effect of dilutive non-vested restricted shares awards	154,600	632,907

Weighted average number of ordinary shares outstanding – diluted	347,494,780	350,816,527

Basic net income per share	1.61	0.66
Diluted net income per share	1.61	0.66

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,
	2023	2024
	(Unaudited)	(Unaudited)
Share options	5,858,060	168,577
Non-vested restricted shares awards under share incentive plan	396,120	3,622,474

Total	6,254,180	3,791,051

6.	Accounts Receivables, net

Accounts receivable consisted of the following:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Accounts receivable, gross	510,840	442,410
Allowance for credit losses	(6,862)	(12,993)

Accounts receivable, net	503,978	429,417

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 An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of
	December 31,	June 30,
	2023	2024
	RMB	RMB
	(Audited)	(Unaudited)
Within 1 year	479,216	400,933
1-2 years	6,657	16,467
2-3 years	7,102	9,211
3-4 years	8,618	3,415
Over 4 years	9,247	12,384

Accounts receivable, gross	510,840	442,410

7.	Settlement for Camsing Incident

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an ex gratia settlement offer (the “Settlement Plan”) to affected investors. An affected investor accepting the offer shall receive restricted share units (“RSUs”), which upon vesting will become Class A ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds. The number of Class A ordinary shares each investor is entitled to is determined based on a fixed ratio of the investor’s outstanding investments in Camsing Products at 2,886 ADSs per RMB1 million.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

Since the Settlement Plan was offered, the Group has estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability which has been discussed in Note 8. For the six months ended June 30, 2024, additional 6 investors accepted the Settlement Plan, resulting in the reversal of settlement expense in the amount of RMB11.5 million (US$1.6 million) as a result of the difference between the fair value of the RSUs to be issued at each settlement acceptance date and the corresponding contingent liability accrued for these investors.

As of June 30, 2024, 601 out of the total 818 investors (approximately 73.5%) had accepted settlements under the plan, representing RMB2.6 billion out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

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8.	Contingencies

Camsing Incident

As disclosed in Note 7, the Group offered a voluntary settlement plan in 2020 to all affected Camsing investors, and as of June 30, 2024, approximately 73.5% of the Camsing investors had accepted the settlement plan, representing approximately 76.3% of the total outstanding investments of RMB3.4 billion under the Camsing Products. The Group currently has no new settlement plan for the remaining unsettled investors, but would not preclude reaching settlements in the future with similar terms. The Group estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and recorded it as a contingent liability in the amount of US$65.5 million (RMB475.8 million) as of June 30, 2024.

As of June 30, 2024, there were 44 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claim amount over RMB149.0 million were still outstanding. The Group is of the view that these proceedings will not have a material adverse effect on the Group’s business. As the date of this announcement, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

Litigation

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgement related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (the “Defendant”, one subsidiary of the Company).

The First Instance Court first accepted the civil lawsuit filed by the Plaintiff against the Defendant in August 2019 respecting the financial consultancy services provided by the Defendant to the Plaintiff on its investment process. The Defendant charged a fee of RMB0.5 million for providing such consultancy services to the Plaintiff. In December 2020, the First Instance Court dismissed the Plaintiff’s case. In March 2021, the High People’s Court of Anhui Province (the “Appellate Court”) dismissed the Plaintiff’s appeal to the ruling of the First Instance Court. No contingent liabilities with respect to the civil claim were recorded by the Group in 2020 and 2021.

The Plaintiff subsequently, for the third time, applied for a retrial to the Supreme People’s Court. In February 2022, the Supreme People’s Court issued an order revoking the aforementioned rulings and remanding the case to the First Instance Court for retrial. While the Group held the same view as before that the claim of the Plaintiff is without merit and is unfounded, in December 2022, the First Instance Court awarded the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Ruling”). The First- instance Ruling is not yet effective until the appellate process is concluded.

Considering the judgement in the First-instance Ruling as of December 31, 2022, although it remains subject to appeal and applicable post-judgment proceedings, the Group reserved a contingent liability of RMB99.0 million.

In March 2024, the Group received the final ruling from the Appellate Court, which supports the First-instance Ruling and became effective immediately. As a result, the contingency was resolved and the payable for the litigation of RMB99.0 million was included in other current liabilities as of December 31, 2023. As of June 30, 2024, RMB38.7 million was paid for the litigation.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

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9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results including revenues, operating cost and expenses and income (loss) from operations when making decisions about allocating resources and assessing performance of the Group.

The Group believes it operates in three reportable segments: wealth management, asset management and, other business. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follow:

	Six Months Ended June 30, 2023
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions	570,092	–	–	570,092
Recurring service fees	369,063	–	–	369,063
Performance-based income	7,758	–	–	7,758
Other service fees	109,358	–	27,622	136,980

Total revenues from others	1,056,271	–	27,622	1,083,893
Revenues from funds Gopher manages
One-time commissions	9,382	2,496	–	11,878
Recurring service fees	201,459	353,046	–	554,505
Performance-based income	69,572	34,388	–	103,960

Total revenues from funds Gopher manages	280,413	389,930	–	670,343

Total revenues	1,336,684	389,930	27,622	1,754,236
Less: VAT related surcharges and other taxes	(4,513)	(1,335)	(3,158)	(9,006)

Net revenues	1,332,171	388,595	24,464	1,745,230

Operating cost and expenses:
Compensation and benefits Relationship manager compensation	(318,562)	(10,477)		(329,039)
Other compensations	(273,312)	(135,484)	(17,373)	(426,169)

Total compensation and benefits	(591,874)	(145,961)	(17,373)	(755,208)
Selling expenses	(156,882)	(42,130)	(9,660)	(208,672)
General and administrative expenses	(76,220)	(23,092)	(10,371)	(109,683)
Reversal of credit losses	2,881	908	1,689	5,478
Other operating expenses, net	(16,575)	(1,488)	(49,812)	(67,875)
Government subsidies	11,170	7,858	4	19,032

Total operating cost and expenses	(827,500)	(203,905)	(85,523)	(1,116,928)

Income (loss) from operations	504,671	184,690	(61,059)	628,302

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	Six Months Ended June 30, 2024
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions	313,149	–	–	313,149
Recurring service fees	306,634	–	–	306,634
Performance-based income	10,043	–	–	10,043
Other service fees	65,093	–	19,817	84,910

Total revenues from others	694,919	–	19,817	714,736

Revenues from funds Gopher manages
One-time commissions	10,912	44	–	10,956
Recurring service fees	174,884	342,010	–	516,894
Performance-based income	1,039	31,218	–	32,257

Total revenues from funds Gopher manages	186,835	373,272	–	560,107

Total revenues	881,754	373,272	19,817	1,274,843
Less: VAT related surcharges and other taxes	(3,448)	(602)	(5,404)	(9,454)

Net revenues	878,306	372,670	14,413	1,265,389

Operating cost and expenses:
Compensation and benefits Relationship manager compensation	(261,501)	(14,299)	–	(275,800)
Other compensations	(278,814)	(109,833)	(21,348)	(409,995)

Total compensation and benefits	(540,315)	(124,132)	(21,348)	(685,795)
Selling expenses	(90,850)	(24,236)	(9,136)	(124,222)
General and administrative expenses	(97,216)	(32,961)	(20,841)	(151,018)
(Provision for) reversal of credit losses	(4,675)	(918)	6,021	428
Other operating expenses, net	(23,823)	(23,461)	(15,869)	(63,153)
Government subsidies	9,329	4,436	107	13,872

Total operating cost and expenses	(747,550)	(201,272)	(61,066)	(1,009,888)

Income (loss) from operations	130,756	171,398	(46,653)	255,501

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The following table summarizes the Group’s revenues generated by the different geographic location.

	Six Months Ended June 30, 2023
	Wealth	Assets
	Management	Management	Other
	Business	Business	Businesses	Total
	RMB	RMB	RMB	RMB

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Mainland China	769,852	241,863	27,622	1,039,337
Overseas	566,832	148,067	–	714,899

Total revenues	1,336,684	389,930	27,622	1,754,236

	Six Months Ended June 30, 2024
	Wealth	Assets
	Management	Management	Other
	Business RMB	Business RMB	Businesses RMB	Total RMB

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Mainland China	454,207	215,430	19,817	689,454
Overseas	427,547	157,842	–	585,389

Total revenues	881,754	373,272	19,817	1,274,843

Substantially all of the Group’s revenues are derived from, and its assets are located in the Mainland China and Hong Kong.

10.	Dividends

The aggregate amount of the 2023 final dividend and non-recurring special dividend declared in the interim period amounted to approximately RMB1,018.0 million which were not paid as of June 30, 2024. As of the date of this announcement, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2024.

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DEFINITION AND ACRONYM

In this announcement, unless the context otherwise requires, the following expressions should have the following meanings:

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted on the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (one ADS representing five Shares)

“AUA”	assets under administration

“Audit Committee”	the audit committee of the Company

“AUM”	assets under management, the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

“Consolidated Affiliated Entities” or “VIE(s)”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and its subsidiaries, all of which are controlled by the Company through contractual arrangements via agreements underlying the variable interest entity structure

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules

“Director(s)”	the director(s) of our Company

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“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“HNW clients” or “HNW investors”	clients/investors with investable financial assets of no less than RMB6 million

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules

“NYSE”	New York Stock Exchange

“Prospectus”	the Company’s prospectus dated June 30, 2022 in connection to its secondary listing on the Hong Kong Stock Exchange

“Reporting Period”	the six months ended June 30, 2024

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“SEC”	the United States Securities and Exchange Commission

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“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Gopher”	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries

“Share(s)”	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“transaction value”	the aggregate value of the investment products we distribute during a given period

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. dollars”, “USD” or “US$”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“%”	per cent

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, August 29, 2024

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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